UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

DoubleDown Interactive Co., Inc.

(Name of Issuer)

Common Shares, par value ~~W~~10,000 per share

(Title of Class of Securities)

25862B109**

(CUSIP Number)

DoubleU Games Co., Ltd.

16F, Gangnam Finance Center (Yeoksam dong)

152, Teheran-ro, Gangnam-gu

Seoul 06236, Republic of Korea

+82-2-501-7216

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Common Shares of the Issuer. CUSIP number 25862B109 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are listed on The NASDAQ Global Select Market under the symbol “DDI.” Each ADS represents 0.05 share of a Common Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25862B109	SCHEDULE 13D

1	NAME OF REPORTING PERSONS DoubleU Games Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,661,191 Common Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,661,191 Common Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,661,191 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

This percentage is based on 2,477,672 common shares outstanding following the Issuer’s initial public offering according to the Issuer’s prospectus as filed with the U.S. Securities and Exchange Commission on September 1, 2021.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common shares, par value ~~W~~10,000 per share (“Common Shares”), of DoubleDown Interactive Co., Ltd., a corporation with limited liability organized under the laws of Korea (the “Issuer” or “DDI”), whose principal executive offices are located at 13F Gangnam Finance Center, 152 Teheran-ro Gangnam-gu, Seoul 06236, Republic of Korea.

The Issuer’s American Depositary Shares (“ADSs”), each representing 0.05 share of a Common Share, are listed on The NASDAQ Global Select Market under the symbol “DDI.”

Item 2.	Identity and Background.

This Statement is being filed by DoubleU Games Co., Ltd., a corporation with limited liability organized under the laws of Korea (“DUG” or the “Reporting Person”), whose principal business address is 16F Gangnam Finance Center, 152 Teheran-ro Gangnam-gu, Seoul 06236, Republic of Korea.

The principal business of the Reporting Person is to develop and publish social casino games in Korea.

Information regarding each director and executive officer of the Reporting Person is set forth on Schedule A hereto.

During the last five years, neither the Reporting Person, nor to the Reporting Person’s knowledge, any of the individuals referred to in Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii)a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 17, 2017, DUG entered into a Joint Investment Agreement, dated April 11, 2017, as amended and supplemented on May 15, 2020, July 16, 2021, and July 27, 2021 (the “Joint Investment Agreement”), with STIC Special Situation Private Equity Fund (“STIC”), pursuant to which each of DUG and STIC (directly or through an affiliate) agreed to make certain investments in the Issuer in order to facilitate the financing of the acquisition of the Issuer by DUG. A copy of the Joint Investment Agreement is attached hereto as Exhibit 99.1. The description of the Joint Investment Agreement contained herein is qualified in its entirety by reference to Exhibit 99.1, which is incorporated herein by reference.

On July 16, 2021, DUG entered into a second amendment to the Joint Investment Agreement with STIC which granted STIC a right to sell to DUG up to 214,577 Common Shares then held by STIC at a price no less than $360.00 per Common Share (the “DUG Private Purchase Agreement”). A copy of the DUG Private Purchase Agreement is attached hereto as Exhibit 99.2. The description of the DUG Private Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.

Pursuant to and in accordance with the DUG Private Purchase Agreement, on October 29, 2021, DUG completed the acquisition of 161,927 Common Shares from STIC at a price of $360.00 per Common Share.

The purchase price for the Common Shares was funded from the Reporting Person’s working capital.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 above is hereby incorporated by reference in this Item 4.

As described in Item 3 above, this Statement is being filed in connection with the acquisition of 161,927 Common Shares of the Issuer by the Reporting Person pursuant to the DUG Private Purchase Agreement. As a result of the transactions described in this Statement, the Reporting Person holds approximately 67.0% of the Issuer’s issued and outstanding Common Shares. The Reporting Person acquired the Common Shares for investment purposes.

Although the Reporting Person has no present intention to acquire securities of the Issuer, it intends to review its investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in this Statement, may at any time or from time to time determine, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in this Statement. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Statement or in the transaction documents described herein, neither the Reporting Person, nor to the Reporting Person’s knowledge, any of the individuals referred to in Schedule A attached hereto, has any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer,

(c)	a sale or transfer of a material amount of assets of the Issuer,

(d)	any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(e)	any material change in the present capitalization or dividend policy of the Issuer,

(f)	any other material change in the Issuer’s business or corporate structure,

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person,

(h)

a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)

The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5. As of the closing date of the transactions described herein, the Reporting Person may be deemed the beneficial owners of 1,661,191 Common Shares, representing approximately 67.0% of the issued and outstanding Common Shares of the Issuer. The Reporting Person does not own any other securities of the Issuer.

For purposes of this Statement, the Reporting Person has assumed that the total number of the Issuer’s issued and outstanding Common Shares is 2,447,672, as reported by the Issuer’s prospectus as filed with the U.S. Securities and Exchange Commission on September 1, 2021.

(b)	The Reporting Person possesses sole power to vote and to dispose of 1,661,191 Common Shares.

(c)

Except as described above, neither the Reporting Person, nor to the Reporting Person’s knowledge, any of the individuals referred to in Schedule A attached hereto, has effected any transactions in the Issuer’s securities within the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 above is incorporated herein by reference.

Except as described above and in the Issuer’s prospectus (Registration No. 333-258032) filed with the SEC on September 1, 2021:

•

no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies; and

•

the Reporting Person is not a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Investment Agreement, dated as of April 11, 2017, by and between DoubleU Games Co., Ltd. and STIC Special Situation Private Equity Fund (English translation) (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to the Registration Statement on Form F-1 filed by the Issuer on August 20, 2021).

99.2	Supplemental Agreement to the Joint Investment Agreement, dated as of July 16, 2021, by and between DoubleU Games Co., Ltd. and STIC Special Situation Private Equity Fund (English translation) (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to the Registration Statement on Form F-1 filed by the Issuer on August 20, 2021).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 1, 2021	DoubleU Games Co., Ltd.

	By:	/s/ Jae-Young Choi
Name: Jae-Young Choi
Title: Chief Financial Officer

SCHEDULE A

Directors and Executive Officers of DoubleU Games Co., Ltd.

Name	Business Address	Present Principal Occupation or Employment	Citizenship
Ga-Rham Kim	16F, Gangnam Finance Center 152, Teheran-ro, Gangnam-gu Seoul 06236, Republic of Korea	• Board Director, Chief Executive Officer, DoubleU Games Co., Ltd.	Korea

Sin-Jung Park	16F, Gangnam Finance Center 152, Teheran-ro, Gangnam-gu Seoul 06236, Republic of Korea	• Board Director, Vice President, DoubleU Games Co., Ltd.	Korea

Chung-Gyu Choi	17, Yeongdong-daero 86-gil, Gangnam-gu, Seoul 06174, Republic of Korea	• Board Director and Member of Audit Committee, Double U Games Co., Ltd. • Certified Public Accountant, Woori Accounting Corporation	Korea

Chul-Hyun Uhm	119, Songdomunhwa-ro, Yeonsu-gu, Incheon 21985, Republic of Korea	• Board Director and Member of Audit Committee, DoubleU Games Co., Ltd. • Chief Executive Officer, Nanum Angels Impact Investment, Inc.	Korea

Jin-Hyung Kwon	10, Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul 07326, Republic of Korea	• Board Director and Member of Audit Committee, DoubleU Games Co., Ltd. • Chief Executive Officer, KCA Partners Co., Ltd.	Korea

Dong-Woo Kim	16F, Gangnam Finance Center 152, Teheran-ro, Gangnam-gu Seoul 06236, Republic of Korea	• Executive Director, DoubleU Games Co., Ltd.	Korea

Hyoung-Jin Kim	16F, Gangnam Finance Center 152, Teheran-ro, Gangnam-gu Seoul 06236, Republic of Korea	• Executive Director, DoubleU Games Co., Ltd.	Korea

Jae-Young Choi	16F, Gangnam Finance Center 152, Teheran-ro, Gangnam-gu Seoul 06236, Republic of Korea	• Board Director, Executive Director and Chief Financial Officer, DoubleU Games Co., Ltd.	Korea